================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                               SCHEDULE 14D-1/A
                               (Amendment No. 7)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                SCHEDULE 13D/A
                               (Amendment No. 7)

                   Under the Securities Exchange Act of 1934

                               -----------------

                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

                                  ----------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                             --------------------
                                   591680 103
                     (CUSIP Number of Class of Securities)
                             --------------------

                                 John W. Peace
                Executive Director and Chief Executive Officer
                   of Experian information services division
                       The Great Universal Stores P.L.C.
                        Leconfield House, Curzon Street
                            London, England  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                   Copy To:

                             Donald G. Lubin, Esq.
                         Sonnenschein Nath & Rosenthal
                               8000 Sears Tower
                            Chicago, Illinois 60606
                                (312) 876-8000

                                 April 7, 1998
            (Date of Event Which Requires Filing of this Statement)

                           CALCULATION OF FILING FEE

================================================================================
 Transaction
 Valuation/*/                                           Amount of Filing Fee
--------------------------------------------------------------------------------
 $808,605,584                                                 $161,722
================================================================================

/ */ Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $34.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $34.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $161,722
     Form or Registration No.:  Schedule 14D-1 and Amendment No. 4 to Schedule
                                14D-1
     Filing Party:  Great Universal Acquisition Corp. and The Great Universal
                    Stores P.L.C.
     Date Filed:    March 16, 1998 and March 30, 1998

Page 1 of 11 Pages
================================================================================

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 2 of 11 Pages

     This Amendment No. 7 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998, Amendment No. 2 thereto filed on March 23, 1998, Amendment No. 3 thereto filed on March 25, 1998, Amendment No. 4 thereto filed on March 30, 1998, Amendment No. 5 thereto filed on March 31, 1998, and Amendment No. 6 thereto filed on April 3, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements, as such terms are defined in the Offer to Purchase, do not continue in full force and effect in accordance with their terms), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 16, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase, dated as of March 30, 1998 (the "Supplement"), and in the related revised Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase, the Supplement and the related revised Letter of Transmittal have been filed as exhibits (a)(1), (a)(14) and (a)(15), respectively, to the Schedule 14D-1. This Amendment also constitutes an amendment to the Schedule 13D filed on March 16, 1998 with respect to the acquisition by Parent and the Purchaser of beneficial ownership of Shares subject to the Stock Purchase Agreements.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

Item 10.  Additional Information.

     Item 10 is hereby amended and supplemented as follows:

     Section 11 of the Offer to Purchase and Section 5 of the Supplement are hereby amended by deleting the text under the caption "Background of the Offer" and substituting the following therefor:

     The following description was prepared by Parent and the Company. Information about the Company was provided by the Company and neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Parent or their representatives did not participate.

     The initial public offering ("IPO") of Shares in June 1996 by the Company's former parent corporation, Donnelley, was part of a divestiture process initiated by Donnelley and a sale of the Company was also considered and pursued on a limited basis simultaneously with the IPO. This process included contacts with some potential purchasers. One such candidate was the predecessor of Experian, which is in the direct marketing services business and was at the time being acquired by a financial buyer (which later sold Experian to Parent). After the IPO, the Company was contacted from time to time by such potential purchasers and others regarding their possible interest in a business combination.

     Beginning in October 1997, the number and frequency of such contacts increased. This increase may have been related to declines in the market price of the Shares in the summer and fall of 1997 and the announcement by Donnelley's new Chairman and Chief Executive Officer in October 1997 that his company was going to focus on its core commercial printing business. At the Direct Marketing Association trade show in Chicago in October 1997, senior management of the Company was approached by senior officers of two companies who expressed continued interest in a business combination (those companies had previously expressed interest) and by another which expressed interest for the first time. After the trade show, two other companies expressed interest in a business combination in October and November 1997 and Company management met with one of them. During the same period, Donnelley advised the company of several indications of interest it was receiving as the major stockholder of the Company.

     The Company engaged Lehman Brothers on November 13, 1997 to render financial advisory services to the Company. This engagement included evaluating the Company's posture with respect to unsolicited and

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 3 of 11 Pages


other acquisition proposals (see Item 5 of the Company's Schedule 14D-9 dated March 16, 1998 (the "Initial Schedule 14D-9")). At its December 15, 1997 meeting in Chicago, the Board was presented with information by Lehman Brothers and management with respect to how a process could be organized to better determine the interest in a business combination of the Company with the entities that had been contacting Company management and others, as well as information with respect to possible acquirors of the Company, the historical market prices of the Shares and the Company's earnings performance compared to analysts' expectations since the IPO and the Company's public market trading valuation compared to other companies in the direct marketing services industry. Lehman Brothers also described recent acquisition activity in such industry and gave a general summary of potential revenue and cost synergies that might be realized through a business combination with some of the potential acquirors. At that meeting, the Board authorized management to continue to explore whether to embark on such process and report further on it at the February 10, 1998 Board Meeting.

     In December 1997 and the first part of January 1998, Company representatives met three times with personnel from the company that had expressed interest for the first time at the Direct Marketing trade show to explore how the two companies could be combined. At a fourth meeting with such company late in January 1998, Company management told the representatives of such company that a combination did not appear to be as attractive as other alternatives the Company might have. At a meeting with a second company late in January 1998 held for other purposes, such second company expressed for the first time its conditional interest in a business combination.

     On January 21, 1998, the Chairman of the Company met in Chicago with the Chairman of Experian North America, at his request. At such meeting, the Company's Chairman was advised that Experian and Parent were interested in acquiring the Company. Parent communicated to the Company that it was important that an acquisition be structured so that Parent could include the company in its consolidated financial statements for the fiscal year ending March 31, 1998 such that goodwill arising from the acquisition could be accounted for under U.K. GAAP applicable to Parent's financial statements for such fiscal year. On January 27, 1998, the Company received a letter from a third company expressing a conditional interest in purchasing the Company. On January 29, 1998, the Company received a letter to that effect from a fourth company. On February 4, 1998, the Company's Chairman, its Senior Vice President and Chief Financial Officer and its Senior Vice President, Corporate Development met in Chicago with the Chairman of Experian North America, a director of Parent and the Chief Executive of its Information Services Division, and the Deputy Chairman of Parent and Chairman of its Information Services Division to further discuss a possible acquisition of the Company. On February 6, 1998, Parent engaged Bear Stearns to provide certain financial advisory services in connection with the proposed acquisition of the Company. Also on February 6, 1998, Experian entered into a Confidentiality Agreement with Lehman Brothers on behalf of the Company. See Item 11 of the Offer to Purchase.

     On February 10, 1998, the Board met and, after presentations by Lehman Brothers and management, determined to evaluate the company's strategic alternatives, including through a controlled, publicly announced process intended to determine the level of interest of all potential acquirors of the Company, and authorized the engagement of Lehman Brothers pursuant to an agreement dated that date (see Item 5 in the Initial Schedule 14D-9). These actions were publicly announced following the Board meeting. On the same day, the Company received a letter from Experian indicating an interest in acquiring the Company for cash at a price in the range of $26.00 to $31.00 per Share. On the next day, Experian sent another letter increasing its price range for a possible transaction to $28.00 to $32.00 per Share. Beginning on February 11, 1998, Lehman Brothers began the process authorized by the Board, including obtaining confidentiality agreements (substantially similar to the Confidentiality Agreement described in Item 11 of the Offer to Purchase), from 30 other potentially interested parties, including those referred to above. On February 12, 1998, there was a conference call between members of senior management of the Company and Experian and Parent, as well as Lehman Brothers and counsel to the parties, in which the timing of the due diligence process and other timing issues were discussed. Management of the Company met in Chicago on February 13, 1998 with representatives of Experian and Parent to provide information about the Company's business. During the next two weeks, representatives of Experian and Parent reviewed due diligence materials provided by the Company and held further meetings with Company management and Lehman Brothers distributed confidential information to other third parties, responded to questions in order to assist such parties in their review of the Company and scheduled meetings between Company management and such third parties. The Company, through Lehman Brothers, also received written and oral conditional indications of interest from certain of these parties as to the price levels such parties might be willing to consider for an acquisition of the Company. Outside counsel for the Company provided a draft of

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 4 of 11 Pages


the Merger Agreement to outside counsel for Parent and received and discussed comments on such draft during these two weeks.

     On February 25, 1998, representatives of Parent called Lehman Brothers and said that Parent wished to acquired the Company, but that this was contingent on the satisfactory resolution of certain issues, including issues related to a lawsuit involving the Company, the Company's projected operating plan, a provision in an agreement under which the Company had previously acquired another business and the extension of certain commercial arrangements between the Company and Donnelley. On that day, the Company began discussing such extension with Donnelley and providing additional information and working towards a resolution regarding the other issues raised by Parent.

     On February 27, 1998, the Chief Executive of Parent's Information Services Division advised the Company that Parent did not wish to proceed with a transaction with the Company because it determined that it would be unable to resolve certain issues. The Company then began exploring additional means by which to resolve these issues and scheduled management presentations to, and due diligence access for, five other companies which had expressed possible interest in a transaction. Such parties met with Company management and conducted due diligence investigations of the Company from March 2 through March 10, 1998. On March 5, 1998, such parties were sent draft merger agreements by the Company. On March 6, 1998, Parent indicated that if it went forward with a transaction, it would only be willing to do so if, among other things, the Company, Donnelley and the Executives were willing to enter into the Stock Purchase Agreements. On March 8, 1998, the Company's Chairman met with the Chief Executive of Parent's Information Services Division and was advised that, subject to reaching a resolution concerning the lawsuit satisfactory to Parent, the requested extension of the Donnelley commercial arrangements and execution of the Stock Purchase Agreements, Parent was willing to acquire the Company for $31.50 in cash per Share. The next day, Lehman Brothers advised the other five interested parties that they should indicate in the next two days at what price and on what terms they were interested in acquiring the Company. From March 10 up to the time of the Board meeting on March 12, the Merger Agreement, the Stock Purchase Agreements, the Donnelley extension and other documents were negotiated with Parent. From March 10 until the March 12, 1998 Board meeting described below, the Company and Lehman Brothers did not receive any indications of price or expressions of interest from such other interested parties that were more definitive or more favorable than those previously received. Certain of the expressions of interest which had previously been received from such parties were subject to financing contingencies.

     As noted under Item 3, "The Stock Purchase Agreements and Donnelley Commercial Agreements," in the Initial Schedule 14D-9, Donnelley and the Company entered into extensions of certain agreements between them in order to induce Parent and Purchaser to enter into the Merger Agreement and make the Offer at $31.50 per Share. In the course of the Company's negotiations with Parent, Parent had requested that Donnelley and the Company do so. Only one other bidder mentioned the possibility of requesting such extensions and, since the Board concluded on March 12 that none of the other bidders appeared reasonably likely and currently able to make a firm offer at or above $31.50 per Share, the interest or lack thereof of the other bidders in pursuing extensions to the Donnelley commercial agreements was not a factor in the Board's decision to accept Parent's Offer rather than the other bids.

     As of the March 12, 1998 Board meeting, the Company had eight indications of interest in acquiring the Company from parties or groups other than Parent and Purchaser. Such indications of interest were communicated to the Board at or prior to such meeting and discussed at such meeting. One (whose range went as high as $35.00 per Share) proposed a stock for stock pooling of interests transaction. Because such transaction could not have been initiated until the summer of 1998 for accounting reasons and because of the Board's preference for cash transactions that could be consummated on a more timely basis, such party was not invited to conduct due diligence. The remaining seven had indicated interest in a cash transaction, with initial indications of price ranging from $23.70-$34.00 per Share. However, based on discussions with such parties prior to the March 12 Board meeting, Lehman Brothers reported at such meeting that none of the seven (including the five who had interviewed management and conducted due diligence) appeared reasonably likely and currently able to make a firm offer at a price above $31.50 per Share. Of the seven parties who had indicated interest in a cash transaction, only three had ever indicated prices at or above $31.50 per Share. However, as of the March 12 Board meeting, (i) one of these three had indicated to Lehman Brothers that it only had interest in a price toward the lower end of its range, placing it below $31.50 per Share, (ii) another one of these three had indicated to Lehman Brothers that it no longer was interested in a transaction at or above $31.50 per Share and (iii) the third party was American Business Information, Inc. ("ABI") and, as discussed below, the Board believed that ABI was no longer interested in a transaction at or above $31.50 per Share because ABI had indicated that it had become aware of several items during its due diligence which it believed had a negative impact on the Company's value. Additionally, while ABI had not established a time frame for securing the necessary financing for such a transaction, the Offer was not subject to any financing contingency and, as described below, Parent had the cash on hand necessary to consummate the Offer and the Merger. Based on the fact that each of these three parties had interviewed management and conducted due diligence, the Board did not believe that further discussions with these parties would yield interest in a transaction at or above $31.50 per Share.

     One of the seven was ABI. As described below, ABI sued the Company, certain of its officers and directors and Parent in Delaware to enjoin the Offer and the Merger and made an offer, after announcement of the Offer and the Merger, of at least $33.00 per Share in cash (subsequently increased as discussed below). Prior to the March 12, 1998 Board meeting ABI had proposed a

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 5 of 11 Pages



$32.00-$34.00 per Share cash offer, subject to its board's approval, due diligence and documentation, as well as its ability to obtain financing. In addition, ABI's lawyer had stated in a letter dated February 25, 1998 that ABI would pay at least $0.25 per Share more than any other bona fide proposal, subject to its board's approval and documentation. However, on March 12, 1998, prior to the Board meeting, Lehman Brothers was told by ABI's financial advisor that it was sending a letter to the effect that it had become aware of several items during its due diligence which it and ABI believed had a negative impact on the Company's value (such letter was received after the Board meeting). In addition, such advisor told Lehman Brothers that no time frame had been established for securing ABI's financing. The Board also determined not to consider ABI's bids based on the escalation of the bids of others because it felt that such bids confused the bidding process and would not maximize value for the Company's stockholders. First, such bids enabled bidders to avoid having to submit their best offer. Second, the Board noted that if both bidders submitted bids subject to escalation of the bid of the other, the auction process would be rendered meaningless.

     The Board discussed the status of all of such indications of interest at its March 12, 1998 Board meeting and decided to recommend Parent's proposal and approve and cause the Company to enter into the Merger Agreement because the Board believed that the Offer and the Merger provided a higher cash price and greater certainty for the Company's stockholders than any of the other indications of interest.

     Also on March 12, 1998, the Board of Directors of each of Parent and Purchaser held a telephonic meeting to consider the proposed terms of the Merger Agreement, including the Offer and the Merger and the Stock Purchase Agreements. At their respective meeting, the Board of Directors of each of Parent and Purchaser approved the Merger Agreement, the Stock Purchase Agreements and the transactions contemplated thereby. Following the approval of the respective Boards of Directors, Parent, the Purchaser and the Company executed the Merger Agreement and the Stock Purchase Agreements were executed by the parties thereto.

     On March 16, 1998, the Company obtained an irrevocable letter of credit that satisfies one of the conditions to the obligations of Parent to consummate the Offer.

     On March 17, 1998, ABI sued the Company, certain of its officers and directors and Parent in Delaware seeking to enjoin the Merger and on March 18, 1998 the Company received ABI's offer of at least $33.00 per Share in cash. On March 18, 1998, three class action suits were filed in Delaware seeking to enjoin the Offer and the Merger. On March 20, 1998, a fourth such class action suit was filed in Delaware. The Board of Directors met on March 19, 1998 and discussed ABI's lawsuit and offer and concluded that the Merger Agreement permitted the Company to discuss ABI's offer with ABI and authorized the Company's representatives and advisors to do so, including exploring ABI's ability to obtain the necessary cash for its offer. The initiation of discussions with ABI was reported in a press release on the same day, and the Board's determination at such meeting to postpone the Company's annual meeting was also disclosed. On March 23, 1998, counsel to Parent delivered a letter to the Company and its counsel reiterating its position that the Company's actions with respect to ABI constitute a breach of the Merger Agreement. Discussions with ABI and its lender, including responding to their additional due diligence requests, commenced and the Company began responding to discovery requests of ABI in the litigation, conducting its own discovery and preparing for the March 27 hearing the Delaware Court had scheduled on ABI's motion for a preliminary injunction.

     The Board met again on March 24, 1998 to review the status of the lawsuit and the discussions with ABI. At such meeting, the directors compared (i) the transactions contemplated by the Merger Agreement with Parent and (ii) ABI's offer. The Board concluded that, although ABI's proposed merger agreement did not contain a financing condition, the consummation of the ABI proposal was less certain than the Offer and the Merger because ABI's offer depended on it borrowing large sums and such offer would remain subject to customary conditions (such as material adverse change) for at least 20 business days, whereas Parent had cash on hand (the Company was advised that Parent had $840 million in cash on hand at January 27, 1998) for its offer and most of the conditions in the Merger Agreement would expire on March 30, 1998. As a result, the Board directed that a letter be sent to ABI setting out what terms and verifications (such as completion of due diligence) the Board wished to have as part of the ABI offer, particularly in terms of certainty of completion. This included a request for a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction was not consummated. Parent was not requested to provide a letter of credit because of the large amount of cash it has. Such letter was sent to ABI on March 24, 1998 and stated that ABI should indicate its highest price by noon on March 26. The Board was concerned that if Parent abandoned the Offer and the ABI offer was accepted but subsequently not consummated, the two highest bidders would be absent when the Company would be forced to restart the auction process. The Board requested the amount for the letter of credit at $100 million based upon its analysis of potential scenarios whereby the Company's

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 6 of 11 Pages


stockholders could receive a lesser amount for their Shares than the offer price if the auction would need to be restarted.

     On March 25, 1998, ABI provided its initial response to such letter, once again confirming its offer of at least $33.00 per share and restating its counsel's February 25, 1998 offer on behalf of ABI to pay $0.25 more than the next highest bona fide bid. Such letter from ABI, among the things, stated that while ABI did not believe there was a reasonable basis for the requested $100 million letter of credit, it would be prepared to post such a letter if other bidders, including Parent, were required to do so. The Company responded to such letter on the same day in another letter which requested further clarification regarding ABI's proposal, pointed out that Parent's transaction was more certain of completion and told ABI (as it had been told before) that the Board would not consider bids subject to escalation of the bids of others.

     On March 26 and March 27, the Chairman of the Company attempted to reach the Chairman of ABI to make clear to him the importance of certainty to the Company's Board. When ABI's Chairman could not be reached, such message was given to ABI's investment bank and counsel. Mid-day on March 26, the Company received a letter from ABI reiterating its offer of at least $33.00 per Share or $0.25 more than the next bona fide bid and stating that ABI would supply a letter of credit in the Company's favor within 72 hours after signing a merger agreement with the Company. Counsel to the Company told ABI's counsel that such 72 hour delay would not be acceptable because it would create the risk that such letter of credit would never be obtained, yet the Company would have had to terminate the Merger Agreement with Parent and lose the certainty it provided. During such day, as it had since ABI's offer was made, Lehman Brothers discussed with ABI's investment bank and its lender how to make ABI's financing commitments more firm. When the Company was advised by Parent's representatives early in the evening on March 26, 1998 that Parent would be sending a letter that evening discussing its offer, the Company advised ABI that it should make its best offer by 9:30 p.m. Chicago time that night. Prior to such time, the Company received a letter from Parent stating that Parent was increasing the Offer to $34.50. Shortly thereafter, such letter was provided to ABI. At about 9:30 p.m., ABI sent the letter restating its previous offer price and stating that it would post a $35 million letter of credit at the time of sighing a merger agreement and responding to the Company's proposed conditions for drawing on such letter of credit with conditions less favorable to the Company. When questioned on the meaning of such letter in light of Parents' $34.50 offer, ABI's counsel confirmed that ABI's offer was $34.75 per Share. The Company announced the increased Parent and ABI offer in a press release on the morning of March 27, 1998. The Company's Board met again on the morning of March 27 and was informed of the developments since the preceding Board meeting. Also that morning counsel to ABI called the Company's counsel and said that ABI was continuing to work with its lender on financing its increased offer and hoped to provide evidence of such financing and an agreement reflecting such offer or possibly a higher offer by the evening of March 27.

     On the morning of March 27, 1998, the Delaware Chancery Court held a hearing on ABI's request for a preliminary injunction to enjoin the Merger. The shareholder plaintiffs withdrew their request for an injunction in view of Parent's increased offer of March 26. The Delaware Chancery Court denied ABI's request for an injunction.

     On March 28, 1998, the waiting period under the HSR Act expired with respect to the Offer and the Merger. Due to the expiration of the waiting period, most of the conditions to the obligation of Parent to consummate the Offer expired at 11:59 p.m. on March 30, 1998. The Offer is scheduled to close on April 10, 1998.

     During the afternoon of March 28, 1998, the Company received a best and final offer from ABI to acquire all the outstanding Shares for the net price of $35.00 in cash plus 0.2 shares of ABI Class A Common Stock per Share. The ABI offer was subject to the same conditions as its previous offer, but, in addition, it was contingent on ABI's ability to finance the proposed transaction. As stated in the offer, ABI was "in discussions with [its lender] regarding the amended transaction structure and [its lender's] willingness to provide the requisite financing." In addition, if ABI were to obtain its financing commitments, they would continue to be subject to certain conditions. ABI also indicated that its capital structure would be changed to include approximately $40 million of a deferred dividend preferred stock instrument (commonly known as PIK).

     The Board met in the evening of March 28 to discuss the ABI offer as compared to the Offer. As requested by ABI, the Board agreed to give ABI until noon on Monday, March 30, 1998 to supply additional

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 7 of 11 Pages


information concerning its offer, including definitive documentation, and to obtain the necessary financing commitments. During such time, the Board instructed the Company to continue its discussions with ABI, particularly in regard to the Board's concerns about the certainty of ABI's offer to holders of Shares, as compared to the Offer. As described above, due to the Board's concerns about the certainty of ABI's offer, it had requested a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction was not consummated. As of March 29, ABI had stated that it would post a $35 million letter of credit which could be drawn upon under conditions less favorable than those proposed by the Company. As described above, Parent was not asked to provide a similar letter of credit because of the large amount of cash it has. (The Company has been advised that Parent has $840 million in cash on hand at January 27, 1998). On March 28, the Board also unanimously approved the increased Offer (from $31.50) and recommended that stockholders accept the Offer and tender their Shares. At such meeting, Lehman Brothers rendered verbally its opinion that Parent's increased Offer is fair to the stockholders of the Company from a financial point of view. Such opinion was confirmed in Lehman Brothers' written opinion delivered on March 29.

     On March 29, the Board met to further discuss the ABI offer and the Offer and approved (i) giving ABI and Parent notice that the auction would end at noon, Chicago time, on Monday, March 30 and (ii) taking any other action necessary to end the auction on March 30.

     Also on March 29, 1998, counsel for Parent sent the following letter to the Company and its counsel:

                                   *   *   *

          Gentlemen:

               On behalf of The Great Universal Stores P.L.C. ("GUS"), we again advise you that your actions with respect to American Business Information Inc. ("ABI") have violated, and continue to violate, the terms of the Merger Agreement dated as of March 12, 1998 (the "Merger Agreement") between GUS and Metromail Corporation ("Metromail").

               However, GUS agrees that if (A) Metromail does not give GUS notice of its intention to (i) withdraw or modify its approval or recommendation of GUS's $34.50 offer pursuant to the Merger Agreement (the "Offer") or (ii) enter into any agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to 8:00 p.m., Chicago time, on March 30, 1998 and (B) Metromail agrees (by executing a copy of this letter) that Metromail cannot after 8:00 p.m., Chicago time, on March 30, 1998 terminate the Merger Agreement pursuant to Section 8.1(c)(ii) or withdraw or modify its approval or recommendation of the Offer or enter into any agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement), then GUS will not terminate the Merger Agreement because of any violations of the Merger Agreement by Metromail occurring before 8:00 p.m., Chicago time, on March 30, 1998.

               If Metromail gives GUS notice of its intention to withdraw or modify its approval or recommendation of GUS's offer pursuant to the Merger Agreement or to enter into an agreement with respect to a Superior Proposal, GUS reserves all rights and remedies it has available to it under the Merger Agreement or otherwise (including the right to terminate the Merger Agreement or the right to treat such notice as ineffective.)

                                   *   *   *

     Later on March 29, 1998, the Company agreed to the terms of such letter and returned a signed copy of the letter to Parent's counsel.

     Early on the morning of March 30, 1998, ABI's investment bank left Lehman Brothers a message to the effect that ABI would not be participating in the sale process because there was no possibility of getting its documentation in place by noon and that ABI was putting out a press release to that effect. Later that morning, ABI's investment bank called Lehman Brothers and said that ABI had changed its mind and was working on a $36.00 per Share all cash offer (rather than its March 28 offer) and asked for an extension beyond noon. Lehman Brothers reminded ABI's investment bank that such noon time for submission of bids and information

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 8 of 11 Pages


had been set by the Board in response to ABI's March 28 request and could not be waived by Lehman Brothers. Also on March 30, the Company was advised that ABI had appealed the March 27 ruling of the Delaware Court of Chancery to the Delaware Supreme Court.

     The Board met in the evening of March 30. The Company did not receive any new documentation by noon on March 30. After noon and prior to the Board meeting it received through Lehman Brothers a revised draft merger agreement which contained a $36.00 per Share price, referenced the same $35 million letter of credit and conditions discussed above and, for the first time, proposed a $15 million termination fee plus the payment of expenses. The Company also received through Lehman Brothers ABI's financing commitments for its offer. Such commitments arrived over the course of the afternoon, right up to the time of the Board meeting. The commitments appeared to be similar to those received in the prior week, including the conditions to such commitments, but added a new condition relating to termination of the Merger Agreement. The Board considered ABI's financing commitments to create a greater risk (than the Offer from Parent) of the acquisition not being completed because such commitments were conditioned on (i) there not having occurred any event that has had, or could reasonably be expected to have, a material adverse effect on the business, properties, prospects, operations or financial condition of ABI and the Company (taken as a whole), (ii) the negotiation and completion of definitive financing documentation (including the financial covenants) and documentation relating to ABI's acquisition of the Company in form and substance reasonably satisfactory to the financing sources, (iii) compliance with all applicable laws and regulations, (iv) receipt by the financing sources of satisfactory evidence that the Merger Agreement had been terminated in accordance with its terms, (v) there being no material pending or threatened litigation with respect to the Company, ABI or ABI's acquisition of the Company, (vi) the financing sources having received and reasonably approved updated financial projections from those provided to them by ABI,l (vii) the financing sources having received reasonably satisfactory environmental reviews, (viii) maximum total funded debt not exceeding $1.1 billion at closing, ABI having revolving credit borrowing availability of at least $50 million and total fees and expenses of ABI's acquisition of the Company not exceeding $65 million and (ix) the repayment of all of ABI's and the Company's indebtedness for borrowed money. As described above, Parent did not need any external financing in order to consummate the Offer and the Merger and, accordingly, Parent did not need any financing commitments that contained these conditions. The Board considered the risk that some of these conditions may not be satisfied in a timely manner versus the certainty inherent in the Offer in its determination to accept the Offer.

     The Board once again reviewed ABI's offer and compared it to the Offer. The Board recognized that Parent's increase in the Offer from $31.50 per Share to $34.50 per Share was conditioned on the Merger Agreement and the Stock Purchase Agreements remaining in full force and effect, as stated in the Supplement which was mailed to the Company's stockholders. The Board therefore considered that if the Merger Agreement or the Stock Purchase Agreements were enjoined by a court, such as through the Delaware court proceedings of ABI, then the Offer would be reduced to $31.50. Based upon the March 27, 1998 ruling in the Company's favor of the Delaware Court of Chancery and advice of the Company's Delaware counsel, the Board concluded that the risk of the Offer being reduced to $31.50 was low. The Board unanimously approved the increased $34.50 per Share (subject to certain conditions) Offer and recommended that the Company's stockholders accept the Offer and approve the Merger. In reaching this conclusion, the Board focused on the certainty of the Offer versus the uncertainty of ABI's offer which was highly leveraged, thereby exposing the stockholders to the risk of losing the more certain Offer without sufficient assurance that ABI's offer would be completed. The Board also focused on the timing of the ABI offer which could not be consummated any earlier than the end of April, whereas the Offer is scheduled to close on April 10, 1998 and had, because of passage of the HSR Act period, become largely unconditional. At such meeting, the Board also received the opinion of Lehman Brothers that Parent's increased offer is fair to the stockholders of the Company from a financial point of view.

     The increased Offer of $34.50 per Share is conditioned upon the Merger Agreement and Stock Purchase Agreements continuing to be in full force and effect in accordance with their terms. Accordingly, if a court were to invalidate any provision of the Merger Agreement or the Stock Purchase Agreements, the Purchase Price for the Offer and the Merger would be reduced to $31.50. The ABI lawsuit and related stockholder suits in Delaware are not, in Parent's view, likely to result in such invalidation because the Delaware
Court of Chancery denied ABI's motion for a preliminary injunction on March 27, 1998 and the Delaware Supreme Court on April 2, 1998 refused to hear ABI's appeal of such decision.

     Late in the afternoon of March 30, 1998, ABI sent a letter to the Company (which was not received until the morning of March 31) informing the Company that, in connection with ABI's acquisitions of 50,000 Shares of Company stock on October 17, 1997, ABI intended to file its notification to the Federal Trade Commission and the Assistant Attorney General for the Antitrust Division of the Department of Justice under the HSR Act

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A        Page 9 of 11 Pages


on March 30, 1998 (which notification ABI was required to file prior to its acquisition of the stock).

     On April 2, 1998, the Delaware Supreme Court denied ABI's application seeking to appeal the March 27, 1998 decision of the Delaware Chancery Court denying ABI's request for a preliminary injunction of the Offer and the Merger.

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A       Page 10 of 11 Pages



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 1998                    GREAT UNIVERSAL ACQUISITION CORP.



                                        By: /s/ Thomas A. Gasparini
                                        -------------------------------
                                            Name:  Thomas A. Gasparini
                                            Title:  Vice President and General
                                                    Counsel

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A       Page 11 of 11 Pages


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 7, 1998                THE GREAT UNIVERSAL STORES P.L.C.



                                    By:  /s/ John W. Peace
                                        ---------------------------------------
                                         Name:  John W. Peace
                                         Title: Director